EXHIBIT 12
ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	(Unaudited)
millions except ratio amounts	2013	2012	2011	2010	2009
Income (loss) from continuing operations before income taxes	$2,106	$3,565	$(3,424)	$1,641	$(108)
Equity (income) adjustment	(64)	(110)	(102)	(74)	(76)
Fixed charges	1,114	1,209	1,232	1,289	1,077
Amortization of capitalized interest	36	17	29	41	46
Distributed income of equity investees	25	33	34	11	49
Capitalized interest	(263)	(221)	(147)	(128)	(69)
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(11)	(10)	(7)	(6)	(8)
Total Earnings	$2,943	$4,483	$(2,385)	$2,774	$911
Interest expense including capitalized interest	930	954	984	999	758
Interest expense included in other (income) expense	23	42	38	39	57
Estimated interest portion of rental expenditures	161	213	210	251	262
Total Fixed Charges	$1,114	$1,209	$1,232	$1,289	$1,077
Preferred Stock Dividends	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$1,114	$1,209	$1,232	$1,289	$1,077
Ratio of Earnings to Fixed Charges(a)	2.64	3.71	(1.94)	2.15	0.85
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends(a)	2.64	3.71	(1.94)	2.15	0.85
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(a)	As a result of the Company’s net loss in 2011 and 2009, Anadarko’s earnings did not cover total fixed charges, nor combined fixed charges by $3,617 million for 2011 and $166 million for 2009.

       These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income from continuing operations before income taxes, adjusted for: income or loss from equity investees, fixed charges to the extent they affect current year earnings, amortization of capitalized interest, distributed income of equity investees, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.